RULE 424(b)(3)
                                                File No.  333-17285



         PRICING SUPPLEMENT NO. 1 DATED MARCH 15, 2000
            (To Prospectus dated December 19, 1996)


               KANSAS CITY POWER & LIGHT COMPANY

                  Unsecured Medium-Term Notes

    Due From Nine Months to Thirty Years From Date of Issue

                    _______________________



Form of Offered Notes:

          Check blank opposite applicable sentence:

          x       The Offered Notes will be in global book-entry form.

        _____     The Offered Notes will be in certificated form.

Issue Price (as a percentage of Original Issue
Principal Amount):            100  %

Principal Amount:             $200,000,000

Original Issue Date:          March 20, 2000

Maturity Date:                March 20, 2002

If Offered Notes have a Fixed Rate:

        Interest Rate:          ____%

        Interest Payment Dates: ____
                                ____
        Record Dates:           ____
                                ____

If Offered Notes have a Floating Rate:

     Base Rate:                 LIBOR

     Initial Interest Rate:     Determined as described below

     Maximum Interest Rate:     N/A   %

     Minimum Interest Rate:     N/A   %

     Interest Reset Dates:      March 20, 2000, and thereafter the
                                third Wednesday of March, June,
                                September and December

     Interest Reset Period:     Quarterly

     Interest Payment Dates:    The third Wednesday of March, June,
                                September and December, commencing
                                June 21, 2000

     Record Dates:              15 calendar days prior to the Interest
                                Payment Dates

     Interest Payment Period:   Quarterly

     Spread (+/-):              + .15%

     Spread Multiplier:         N/A

     Calculation Date:          N/A



     LIBOR Interest             Second London Banking Day preceding
     Determination Dates:       Interest Reset Date

     Index Maturity:            3 months

Redemption:  N/A

     Check blank opposite applicable sentence:

        X      The Offered Notes cannot be redeemed prior to maturity.

      _____    The Offered Notes may be redeemed prior to maturity.

Terms of Redemption:

Par Date: _________________    Initial Redemption Date: __________

Limitation Date: __________     Initial Percentage: ______________%

Reduction Percentage: _____%

Additional Terms: _________

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

                          THE COMPANY

Kansas City Power & Light Company (KCPL) is a publicly-held, regulated electric utility incorporated in Missouri in 1922 and headquartered in downtown Kansas City, Missouri. KCPL engages in the generation, transmission, distribution and sale of electricity to approximately 463,000 customers located in all or portions of 31 counties in western Missouri and eastern Kansas. About two-thirds of KCPL's retail sales are to Missouri customers and the remainder to Kansas customers. Customers include approximately 407,000 residences, 53,000 commercial firms, and 3,000 industrials, municipalities and other electric utilities. Retail electric revenues in Missouri and Kansas accounted for approximately 93% of KCPL's total electric revenues in 1999. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of utility revenues.

KCPL  also  owns an unregulated subsidiary, KLT Inc.,  formed  in
1992,  KLT  holds interests in telecommunications,  oil  and  gas
development  and  production,  energy  services  and   affordable
housing limited partnerships.

KCPL is proactively seeking to restructure the company in advance of retail access legislation into three separate businesses -- generation, transmission and distribution and unregulated activities. Retail access legislation is not expected to pass in the states of Missouri and Kansas in the year 2000. Thus, KCPL cannot predict the ultimate outcome of any such legislation.

The  address of the Company's principal executive office is  1201
Walnut, Kansas City, Missouri 64106 (Telephone: (816) 556-2200).

                  SUMMARY FINANCIAL INFORMATION

Income Statement Information
                                     Year Ended December 31,
                                   --------------------------
                                   1997       1998       1999
                                   ----       ----       ----
                                          (Thousands)

Operating revenues                $895,943   $938,941   $897,393
Operating income                  $162,722   $184,165   $143,949
Net Income                         $76,560   $120,722    $81,915


Ratios
                                     Year Ended December 31,
                                 ------------------------------
                                 1995   1996  1997   1998  1999
                                 ----   ----  ----   ----  ----
Ratios of Earnings to Fixed      3.94   3.06  2.03   2.87  2.07
Charges


Capitalization Summary
                                                    December 31, 1999
                                                    -----------------
                                                       (Thousands)
Long-term debt*                                       $   685,884
Company-obligated Mandatorily Redeemable                  150,000
Preferred Securities
Preferred stock                                            39,062
Common equity                                             864,644
                                                      -----------
        Total                                         $ 1,739,590
                                                      ===========

*Excluding current maturities of long-term debt included in current liabilities.

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


LIBOR with respect to the Notes shall mean:

     (a) With respect to any LIBOR Interest Determination Date, LIBOR will be the rate determined on the basis of the offered rates for deposits of the Index Maturity specified in effect for three-month deposits in U.S. dollars, for use commencing on the second
London   Banking   Day   immediately  following   such   Interest
Determination  date, that appears on Telerate  Page  3750  as  of
11:00   a.m.,   London  time,  on  such  Libor   LIBOR   Interest
Determination  Date.    "Telerate Page 3750"  means  the  display
designated as page "3750 on Bridge Telerate, Inc." (or such other page as may replace the 3750 page on the service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on
Telerate   Page   3750,  LIBOR  in  respect  of   such   Interest
Determination Date will be determined as if the parties had specified the rate described in (b) below.

     (b) With respect to an Interest Determination Date on which no rate appears on Telerate Page 3750, as described above, LIBOR will be determined on the basis of the arithmetic mean, as
determined   by   the  Calculation  Agent,  of   the   rates   at
approximately 11:00 a.m., London time, on such LIBOR Interest Determination Date at which three-month deposits in U.S. dollars are offered to prime banks in the London interbank market by three major banks in the London interbank market selected by the Calculation Agent commencing on the second London Banking Day immediately following such LIBOR Interest Determination Date and in a principal amount equal to an amount of not less than $1
million   that   in   the   Calculation   Agents   judgement   is
representative  for a single transaction in such market  at  such
time.   The  Calculation Agent will request the principal  London
office of each of such banks to provide a quotation of its rate. If fewer than two quotations are provided, LIBOR for such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such LIBOR Interest Determination Date by three major banks in The City of New York, selected by the Calculation Agent for three-month loans in U.S. dollars to leading European banks, commencing on the second London Banking Day immediately following such LIBOR Interest Determination Date and in a principal amount equal to an amount of not less than $1 million that in the Calculation Agent's judgment is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR will be the LIBOR determined on the last preceding LIBOR Interest Determination Date.


Agency Transaction    ( )*

       or

Principal Transaction (X)*

__________________
     If the Agency Transaction box is checked, the Offered Notes are being offered directly by the Company through an Agent, acting as Agent for the Company. If the Principal Transaction box is checked, however, the Offered Notes have been sold to an Agent as principal for resale to purchasers upon terms described in the Prospectus. If the Principal Transaction box is checked and the Offered Notes are being offered by an Agent as principal, the Offered Notes were purchased by an Agent from the Company at a price determined as provided in the Prospectus unless otherwise stated in the space which follows:

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

                          UNDERWRITING

Merrill  Lynch  &  Co.,  Merrill Lynch, Pierce,  Fenner  &  Smith
Incorporated,  Morgan  Stanley & Co.  Incorporated  and  Banc  of
America Securities LLC (the "Underwriters"), are acting as principals in the sale of the Offered Notes.

Subject to the terms and conditions set forth in a Terms Agreement dated March 15, 2000 (the "Terms Agreement"), between the Company and the Underwriters, and Distribution Agreements dated December 19, 1996, between the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Morgan Grenfell, Inc. and Morgan Stanley & Co. Incorporated, and dated March 15, 2000 between the Company and Banc of America Securities LLC, the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Offered Notes set forth opposite its name below:

                                                Principal Amount
           Underwriter                        of the Offered Notes
           -----------                            -----------
Merrill Lynch, Pierce, Fenner & Smith             $67,000,000
  Incorporated
Morgan Stanley & Co. Incorporated                  67,000,000
Banc of America Securities LLC                     66,000,000
                                                 ------------
        Total                                    $200,000,000

Under the terms and conditions of the Terms Agreement, the Underwriters are committed to take and pay for all of the Offered
Notes, if any are taken.

The Underwriters may effect transactions by selling the Offered Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and/or the purchasers of the Offered Notes for whom they may act as agent. In connection with the sale of the Offered Notes, the Underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts, and the Underwriters may also receive commissions from the purchasers of the Offered Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Offered Notes by them may be deemed to be underwriting discounts or commissions.

The  Offered  Notes  are  a  new  issue  of  securities  with  no established trading market. The Company currently has no intention to list the Offered Noted on any securities exchange. The Company has been advised by the Underwriters that they intend to make a market in the Offered Notes but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Notes.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities
Act of 1933, as amended.

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